82-3924

Liberty Centre, 1 Ameshoff Street, Braamfontein, 2001 P O Box 10499, Johannesburg 2000
Tel: (011) 408-3911 - Fax/Faks: (011) 408-2109
www.liberty.co.za e-mail/pos: info@liberty.co.za

LIBERTY LIFE

05013357

28 November 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
25049-0302

SUPPL

RECEIVED
2005 DEC 19 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

LIBERTY GROUP LIMITED – EXEMPTION NUMBER ~~082394~~

I attach hereto information that has been filed by Liberty Group Limited with the JSE Securities Exchange and information distributed to shareholders recently.

Please would you acknowledge receipt by signing and returning a copy of this letter (attached).

Yours faithfully
LIBERTY GROUP LIMITED

D S MTSHALI
GROUP SECRETARY

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

12/19

PRESS RELEASE

LIBERTY GROUP LIMITED

R2 billion Subordinated Unsecured Callable Capital Bonds due 12 September 2017

7 September 2005

Liberty Group Limited (Liberty Life) today placed R2 billion subordinated unsecured secondary capital callable bonds due 12 September 2017 and callable by Liberty on 12 September 2012. The issue, which was more than twice oversubscribed, qualifies as regulatory capital and forms part of Liberty's capital management strategy designed to enhance regulatory capital ratios, diversify funding sources and reduce the Group's cost of capital. Approval for the issue was granted by the Financial Services Board (FSB) in May 2005. Net proceeds from the issue will be used for working capital.

The new bond (LGL1) was launched at a spread of 120bps over the benchmark R153 bond to yield a fixed semi-annual interest coupon of 8.93%. This is equivalent to a spread of 86bps over 3 month JIBAR based on current swap rates.

"We are very pleased with the outcome of the bond launched today. Not only is this Liberty's debut capital bond issue, but we believe it is the first public issue in the domestic bond market for the South African life assurance industry. The issue spread compares very favourably with the new issue spread on similar rated secondary capital bond issues from South African banks in the domestic market. The strong investor demand resulted in us issuing the maximum approved amount of R2 billion in bonds" says Myles Ruck, Liberty's Chief Executive Officer.

The bond was placed by Standard Bank Corporate and Investment Banking, JP Morgan Securities South Africa (Proprietary) Limited and Andisa Capital.

Fitch Ratings, the international rating agency, assigned Liberty Life a National Insurer Financial Strength Rating of 'AA(zaf)' and a National Long-term rating of 'AA-(zaf)' and reaffirmed the ratings in July 2005. The rating Outlook is Stable.

The issue will be listed on the Bond Exchange of South Africa. Details of the bond issue are:

- Launch Date: 7 September 2005;
- Settlement Date: 12 September 2005;
- Bond Exchange Code: LGL1;
- Nominal: R2 billion;
- Maturity Date: 12 September 2017;
- Coupon: Fixed at 8.93% and payable semi-annually on 12 March and 12 September of each year until 12 September 2012, thereafter floating at 3-month JIBAR plus 186bps and payable quarterly on 12 December, 12 March, 12 June and 12 September until the Maturity Date;
- Issuer's call: 12 September 2012 or any interest payment date thereafter at the nominal amount. Issuer calls on Tier II bonds are subject to prior written approval by the FSB;
- Status: Subordinated, unsecured, qualifying capital issue;
- Law: South African;
- Denominations: R1 million;
- Placement Agents: The Standard Bank of South Africa Limited, JP Morgan Securities South Africa (Proprietary) Limited and Andisa Capital;
- Underwriter: JP Morgan Securities South Africa (Proprietary) Limited and The Standard Bank of South Africa Limited.

For further information please contact:

Deon de Klerk, Chief Financial Officer, Tel: 011 408 2572; E-mail: deon.deklerk@liberty.co.za

Stewart Rider, Group Executive, Finance and Investor Relations, Tel: 011 408 3260; E-mail: stewart.rider@liberty.co.za

This announcement is not for release in the United States, Japan, France, Canada or Australia.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The company does not intend to offer the securities for sale in the United States.

There shall not be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, France, Canada or Australia or distributed directly or indirectly into the United States, Japan, France, Canada or Australia".

2005-11-07 09:12:01
Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Share Code: LGL
Issuer Code: LIBU
ISIN Code: ZAE000057360

INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES

Notification is hereby given that Liberty Group Limited has issued 37 164 new ordinary shares of 10 cents each pursuant to the implementation of share options during the period 7 September to 31 October 2005 in terms of the Liberty Group Limited Share Incentive Schemes.

Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 7 November 2005.

The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the issue of the 37 164 shares is 277 985 912 shares of 10 cents each.

Johannesburg
7 November 2005
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 07/11/2005 09:12:03 AM Produced by the JSE SENS Department

Liberty Unaudited Interim Results

for the six months ended 30 June 2005

LIBERTY
LIFE



Contents

Liberty Group Limited
Unaudited Interim Results

1 – 18

Liberty Holdings Limited
Unaudited Interim Results

19 – 28

Annexure:
Liberty Group Limited
Adoption of International Financial Reporting Standards

29 – 39

Contact Details

40



Liberty Group Limited
Unaudited Interim Results

for the six months ended 30 June 2005

LIBERTY
LIFE

Financial performance

for the six months ended 30 June 2005

	2005	2004	% change
Indexed new business (Rm)	**2 257**	1 968	15
New business margin (%)	**20**	21	(4)
Net cash inflows from insurance operations (Rm)	**2 669**	2 382	12
BEE normalised headline earnings per share before IFRS adjustments [1] (cents)	**257,5**	167,2	54
Headline earnings per share [2] (cents)	**303,4**	157,3	93
Management expenses (Rm)	**1 281**	972	32
Normalised management expenses [3] (Rm)	**936**	916	2
Embedded value per share (R) [4]	**68,34**	65,07	5
BEE normalised embedded value per share (R) [1,4]	**66,50**	63,72	4
Statutory capital adequacy requirement cover (times covered) [4]	**1,78**	2,46	
Interim dividend per share – newly adopted policy (cents) [5]	**126**		
Interim dividend per share – previous (cents)		162	

[1] *BEE normalised headline earnings per share and BEE normalised embedded value per share are shown after adjusting the accounting treatment required for statutory financial statement purposes to reflect the economic reality of the BEE transaction.*

[2] *In compliance with International Financial Reporting Standards (IFRS).*

[3] *Excludes the expenses of Capital Alliance since acquisition (with no comparative), IFRS adjustments (mainly share based payment costs) and merger, integration and other non-recurring expenses.*

[4] *The comparatives are at 31 December 2004.*

[5] *As communicated to shareholders at 31 December 2004, the group has adopted a new dividend policy which aligns the growth of the annual total dividend with the medium-term growth in embedded value. Interim dividends are declared as 40% of the previous full year's dividend.*

The first six months of 2005 have been characterised by stronger local equity markets and a weaker rand. Yet the overriding consideration in the minds of all industry observers is that the life insurance industry remains under pressure as a result of general negative publicity fuelled by the rulings made against it by the Pension Funds Adjudicator (PFA), discussed below.

In a challenging first half of 2005, Liberty Life grew indexed new business premiums by 15% to R2 257 million (11% excluding Capital Alliance (CAHL)), albeit at slightly lower margins mainly as a result of using a higher risk discount rate in the calculation. (The risk discount rate has been increased by 50 basis points to ensure consistency between the Liberty Life and CAHL books and to better align the methodology with the rest of the industry). New business embedded value profits of R370 million were 12% higher than the corresponding period in 2004 (5% excluding CAHL). The margin of Liberty Corporate Benefits improved to 1,3% at 30 June 2005 compared with the negative margin at 31 December 2004 of -0,9%, as a result of a pick-up in new business volumes in the first half of 2005. Liberty Life's new risk products and loyalty program AddLib, were launched late in June 2005 and early indications are that the products have been well received by the market.

Liberty Life's market share of new individual life single premiums at 31 March 2005 improved to 32% from 27% at 31 December 2004 . Market share of new individual life recurring premiums at 31 March 2005 was 25% versus 26% at 31 December 2004.

Net cash inflows from life insurance operations remained firm, growing by 12% to R2 669 million (17% to R2 779 million excluding CAHL). Cash inflows of STANLIB and Liberty Ermitage (not included in the previous measure) amounted to R6 387 million and US$120 million (R745 million) respectively.

Normalised management expenses of the group increased by 2% to R936 million. Liberty Life's renewal cost per policy increased by 4% (annualised) to R259 from R248 reported at 31 December 2004. Liberty Active's cost per policy declined marginally from R154 per policy to R153. CAHL's cost per policy for complex products increased by 1% from R217 at 31 March 2005 to R220 and simple products from R80 at 31 March 2005 to R81.

Embedded value per share rose 5% to R68,34 on a restated basis since the 2004 year end, after taking the impairment of goodwill on acquisition of CAHL (amounting to R312 million) into account. The BEE normalised embedded value per share rose by 4% to R66,50. The statutory capital adequacy cover of 1,78 remains strong and is slightly above the group's medium-term target range of between 1,5 and 1,7.

Headline earnings per share

	1st half 2005	1st half 2004	% change	2nd half 2004	% change
Operating profit from insurance operations	**591**	335	76	594	(1)
Operating profit from shareholders' funds	**79**	100	(21)	172	(54)
Net income on assets utilised to fund BEE transaction	**–**	25	(100)	26	(100)
Headline earnings pre IFRS	**670**	460	46	792	(15)
Net income on BEE transaction preference shares accounted for in equity	**44**	–		31	41
BEE normalised headline earnings pre IFRS	**714**	460	55	823	(13)
Headline earnings pre IFRS	**670**	460	46	792	(15)
IFRS adjustments	**93**	(27)	(441)	30	244
Share-based payments	**(20)**	(5)	300	(11)	81
Owner-occupied properties	**(17)**	(22)	(22)	41	(14)
Net realised and unrealised gains on shareholders' funds	**130**				
Headline earnings post IFRS adjustments	**763**	433	76	822	(7)
Net income on BEE transaction preference shares accounted for in equity	**44**			31	41
BEE normalised headline earnings post IFRS adjustments	**807**	433	86	853	(5)
Weighted average number of shares in issue	**251,5**	275,3	(9)	271,9	(8)
Reinstatement of BEE shares	**25,8**	–		3,8	578
BEE normalised weighted average number of shares in issue	**277,3**	275,3	1	275,7	1
Headline earnings per share pre IFRS	**266,4**	167,2	59	291,1	(8)
BEE normalised headline earnings per share pre IFRS	**257,5**	167,2	54	298,5	(14)
Headline earnings per share post IFRS	**303,4**	157,3	93	302,3	–
BEE normalised headline earnings per share post IFRS	**291,0**	157,3	85	309,4	(6)

BEE normalised headline earnings per share for 2005, before taking account of any IFRS adjustments, at 257,5 cents per share, were 54% higher than the 167,2 cents per share recorded for the six months ended 30 June 2004, but were 14% lower than the 298,5 cents per share recorded for the second six months of 2004. The weighted average investment return used as a proxy to calculate shareholders' 10% share of policyholder capital bonuses on certain classes of business was 11,5% at 30 June 2005 compared with 0,2% at 30 June 2004 and 22,7% at 31 December 2004. Due to the significant impact of investment market performance on the Group's earnings, it is considered appropriate to contextualise the resultant volatility by including a comparison of earnings against the second six months of 2004.

Headline earnings in compliance with IFRS increased by 93% to 303,4 cents per share, mainly due to the inclusion in 2005 of both realised and unrealised investment surpluses on shareholders' investments following the reclassification of these assets as "held at fair value through profit and loss" (previously classified as "available-for-sale" with realised surpluses included in the income statement below headline earnings and unrealised investment surpluses taken directly to equity).

An interim dividend for 2005 of 126 cents per share has been declared in line with the group's newly adopted dividend policy, as communicated in the 2004 year end results, which indicated that the interim dividend would be based on 40% of the 2004 full year dividend of 315 cents.

Pension Fund Adjudicator (PFA) rulings

There continues to be negative publicity surrounding the number of rulings made against the life insurance industry by the PFA's office. Liberty Life's Lifestyle Retirement Annuity fund and/or Liberty Life has had four rulings made against it, for a total amount of less than R0,3 million. Liberty Life, together with the industry, continues to regard the PFA rulings in a serious light and is working towards an equitable solution for the future that ensures an environment that fosters certainty. Furthermore, Liberty Life is intent on promoting a resolution to the current situation that will address concerns relating to both past practice and future business written by the group. Liberty Life is committed to reducing its costs per policy to benefit both policyholders and shareholders.

No provisions have been made for any potential impact resulting from the recent PFA rulings.

Capital Alliance acquisition and group restructuring

The Liberty Life interim results to 30 June 2005 include the results of CAHL for the 3 months since the acquisition, which was effective 1 April 2005. Liberty Life acquired 100% of the issued share capital of CAHL for R3 047 million, thereby utilising its excess capital in a potentially earnings, return on equity and embedded value enhancing transaction. As the intention remains to integrate CAHL and Liberty Life, goodwill at acquisition amounting to R312 million has been fully impaired in terms of IFRS3 *Business Combinations* which requires impairment tests to be carried out at each separate cash generating entity level, which is unlikely to be possible going forward.

The CAHL integration and group restructuring is proceeding in line with management's expectations. Integration, restructuring and other non-recurring costs of R135 million (before tax) have been charged to the income statement for the 6 months ended 30 June 2005. It is expected that the majority of the integration and restructuring process will take approximately 24 months and consequently further integration costs will be incurred during that period. Further details in this regard and an update on the progress of the CAHL integration and group restructuring will be communicated in due course.

Liberty Active's entry into the emerging market (Project Khula)

Project Khula has performed broadly in line with expectations, however it is still too early to pronounce the venture successful and we continue to monitor its progress closely. During the first six months of 2005:

- A total sales management complement of 61, as well as 245 tied agents have been recruited;
- 22 branches have been opened – mainly in locations not previously covered by the Liberty group;
- The "Active Series" of six products appropriate to this market has been launched;
- Sales of 12 335 Active Series policies, with indexed new business premiums of R24 million, have been made. Production should be skewed towards the second half of the year, as the sales force is now established. In the month of June, over 5 600 policies were issued; and
- 7 broker networks in the Eastern Cape have been contracted and produced encouraging funeral policy sales in less than two months.

As expected however, premium collection has proven to be difficult in this market.

Dividend

In line with the group's newly adopted dividend policy communicated to shareholders at 31 December 2004, an interim dividend of 126 cents has been declared, representing 40% of the 2004 full year's dividend of 315 cents.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 2 September 2005
First trading day ex dividend on the JSE	Monday, 5 September 2005
Record date	Friday, 9 September 2005
Payment date	Monday, 12 September 2005

Share certificates may not be dematerialised or rematerialised between Monday, 5 September 2005 and Friday, 9 September 2005 both days inclusive. Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 12 September 2005.

Prospects

Liberty Life's focus for the next 24 months is to ensure the success of the CAHL integration and group restructuring initiatives while continuing to manage the group's 'business as usual' activities.

Earnings continue to be impacted by the performance and volatility of local and international financial markets. Given the exceptional performance of markets in the second half of 2004, earnings for the second half of 2005 are not expected to show the same rate of growth over the comparative period. Earnings for the full 2005 year are nevertheless expected to show real growth over 2004 if markets maintain current performance trends.

Resolution of the uncertainty that the PFA rulings have created also remains a significant focus area for the group and we continue to strive to improve our product offerings and service to our clients. We re-iterate that the Capital Alliance and Liberty Life restructuring and integration is expected to generate benefits for policyholders and shareholders alike.

Derek Cooper
Chairman

Myles Ruck
Chief Executive

10 August 2005

Liberty Group Limited
Incorporated in the Republic of South Africa
Registration number: 1957/002788/06
Alpha code: LGL
Issuer code: LIBU
ISIN code: ZAE000057360

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
(Registration number: 2004/003647/07)
Ground Floor, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown, 2107
Telephone +27 11 370 5000

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Rm	30 June 2005 (unaudited)	31 December 2004 As restated under IFRS (audited)	31 December 2004 As previously reported under SA GAAP (audited)
ASSETS			
Investments	**128 388**	103 356	100 205
Intangible assets	**1 301**	284	272
Current assets	**12 560**	9 218	8 778
Other assets	**2 186**	343	343
Total assets	**144 435**	113 201	109 598
LIABILITIES			
Policyholders' liabilities [1]	**124 177**	97 500	98 049
Insurance contracts	**89 897**	65 479	65 921
Investment contracts	**34 280**	32 021	32 128
Third party liabilities arising on consolidation of mutual funds	**4 585**	3 523	–
Deferred taxation [1]	**1 719**	1 185	636
Current liabilities	**4 470**	2 306	2 258
Other liabilities	**383**	160	160
Total liabilities	**135 334**	104 674	101 103
Equity			
Ordinary shareholders' interests	**8 728**	8 526	8 494
Minority interests	**373**	1	1
Total equity	**9 101**	8 527	8 495
Total equity and liabilities	**144 435**	113 201	109 598
Capital adequacy requirements			
Statutory capital adequacy requirement (CAR) [2]	**3 114**	3 013	3 013
CAR cover	**1,78**	2,46	2,46

[1] *Under IAS 12 Income Taxes deferred taxation should be provided for at the use rate (income tax rate) in respect of revaluation surpluses on investment properties. Liberty Life has been providing deferred taxation on these surpluses at the capital gains tax rate. The Board believes that the additional deferred taxation liability now created does not reflect economic reality as the fair (open market) values of the investment properties already discount the income tax consequences in respect of rental income.*

While the amounts required by the accounting standards have been recognised (R736 million at 30 June 2005, R549 million at 31 December 2004 and R655 million at 1 January 2004), we will continue to engage the International Accounting Standards Board to revise the standards in order to address this anomaly.

Investment property assets back policyholder liabilities and consequently the amounts in question have been debited to policyholders' liabilities for accounting purposes, as has been the case in the past – albeit at different (CGT) rates. The amounts will be reversed in the actuarial balance sheet in order to reflect the economic reality.

[2] *Previously the capital adequacy requirement (CAR) and the CAR cover ratio were quantified using values as published in the financial statements. With the implementation of IFRS and the divergence of published accounting and statutory (regulatory) bases, these measures are now reported on the statutory (regulatory) basis.*

Summarised group income statement

Rm (unaudited)	**30 June 2005**	30 June 2004 As restated under IFRS	30 June 2004 As previously reported under SA GAAP
Net insurance premiums and service fees	**9 068**	6 115	6 115
Investment returns	**10 989**	2 043	1 722
Total revenue	**20 057**	8 158	7 837
Net insurance benefits and claims	**(6 350)**	(5 006)	(5 006)
Transfer and fair value adjustment to policyholder liabilities	**(8 517)**	(137)	(84)
Fair value adjustment on third party mutual fund liabilities	**(1 115)**	(332)	–
Commissions	**(1 159)**	(997)	(997)
Expenses	**(1 281)**	(972)	(967)
Results of operating activities	**1 635**	714	783
Preference dividend in subsidiaries	**(69)**	(41)	(41)
Taxation	**(800)**	(183)	(237)
Goodwill impairment/amortisation	**(312)**	–	(6)
Total earnings	**454**	490	499
Attributable to:			
Equity holders	**451**	490	499
Minority interest	**3**	–	–
	454	490	499
Reconciliation of total earnings attributable to equity holders			
Headline earnings	**763**	433	460
Insurance operations	**566**	313	335
Shareholders' fund investments	**197**	120	125
Non-headline earnings	**(312)**	57	39
Total earnings	**451**	490	499
	Cents	Cents	Cents
Headline earnings per share			
Basic	**303,4**	157,3	167,2
Fully diluted	**297,2**	156,8	166,3
Total earnings per share			
Basic earnings	**179,3**	178,0	181,3
Fully diluted	**175,7**	177,5	179,2

Summarised statement of changes in group shareholders' funds

Rm	30 June 2005 (unaudited)	31 December 2004 As restated under IFRS (audited)
Shareholders' funds at 1 January as restated under IFRS	**8 526**	8 778
IFRS adjustments at 1 January 2005	**(4)**	–
Total earnings	**451**	1 843
Net unrealised investment losses movements on available for-sale-assets	**–**	(15)
Ordinary dividends	**(423)**	(766)
Repayment of convertible bonds	**–**	(79)
Subscription for shares	**59**	83
Black Economic Empowerment transaction	**38**	(1 273)
Reversal of fair value adjustment on Capital Alliance Holdings Limited's existing shares	**(19)**	–
Share based payments	**22**	16
Owner occupied properties net fair value adjustments	**17**	(19)
Foreign currency translation movement on subsidiaries	**61**	(42)
Shareholders' funds	**8 728**	8 526

Summarised group cash flow statement

Rm (unaudited)	30 June 2005	30 June 2004 As restated under IFRS	30 June 2004 As previously reported under SA GAAP
Cash flows from operating activities	**3 801**	2 481	2 481
Acquisition of Capital Alliance Holdings Limited	**(3 047)**	–	–
Cash flows from investing activities	**(467)**	(3 382)	(2 624)
Cash flows from financing activities	**59**	52	52
Net increase/(decrease) in cash and cash equivalents	**346**	(849)	(91)
Cash and cash equivalents at beginning of period	**6 058**	5 545	346
Cash acquired on acquisition of Capital Alliance Holdings Limited	**1 445**	–	–
Foreign exchange movements on cash balances	**7**	(40)	(40)
Cash and cash equivalents at end of period	**7 856**	4 656	215

Group embedded value

Rm	30 June 2005 (unaudited)	31 December 2004 Restated (unaudited)	31 December 2004 As previously reported
Risk discount rate	**10,75%**	10,75%	10,25%
Net worth	**8 137**	8 200	8 494
Shareholders' funds on published basis [18]	**8 728**	8 526	
Adjustment of shareholders' funds from published basis [2]	**(591)**	(326)	
Financial services subsidiaries fair value adjustment [9]	**1 075**	875	766
Adjustment for carrying value of in-force business acquired [10]	**(1 054)**	(109)	–
Allowance for fair value of share options [1]	**(144)**	(191)	–
Net value of life business in force	**9 219**	7 544	7 607
Value of life business in force	**9 856**	8 157	8 193
Cost of solvency capital	**(637)**	(613)	(586)
Embedded value	**17 233**	16 319	16 867

Embedded value per share information

	30 June 2005 (unaudited)	31 December 2004 Restated	31 December 2004 As previously reported
Embedded value (Rm)	**17 233**	16 319	16 867
Number of shares in issue less shares in respect of the BEE transaction (millions)	**252,2**	250,8	250,8
Embedded value per ordinary share (R)	**68,34**	65,07	67,25
Embedded value before BEE impairment (Rm)	**18 484**	17 623	18 171
Number of shares in issue including shares in respect of the BEE transaction (millions)	**277,9**	276,6	276,6
BEE adjusted embedded value per share (R)	**66,50**	63,72	65,69

Value of new business and new business margins

Rm (unaudited)	30 June 2005	30 June 2004	% change
Value of new business written during the period	**370**	330	12,1
Gross of cost of solvency capital	**407**	343	
Cost of solvency capital	**(37)**	(13)	
New business index excluding natural increases	**1 841**	1 576	16,8
New business margin	**20,1%**	20,9%	

Embedded value profits

Rm (unaudited)	30 June 2005	30 June 2004
Embedded value at the end of the period	**17 233**	15 887
Less capital raised	**(59)**	(53)
Plus dividends paid	**423**	319
Less restated embedded value at the beginning of the period	**(16 319)**	(15 817)
Embedded value profits	**1 278**	336
Return on net worth (annualised)	**33,6%**	7,8%
Return on embedded value (annualised)	**16,3%**	4,3%

Analysis of embedded value profits

Rm (unaudited)	30 June 2005	30 June 2004
Investment return on shareholders' funds and fair value adjustment	**328**	335
Translation gains/(losses) in respect of foreign assets	**60**	(24)
Other investment returns on shareholders' funds	**268**	359
Expected return on value of life business [6]	**436**	361
Investment experience variation on life business	**386**	(219)
Other experience variations [11]	**(149)**	(11)
Changes in economic assumptions [13]	**9**	(88)
Changes in non-economic assumptions [14]	**(251)**	(223)
Changes in company tax rate [15]	**118**	–
Value of new business	**370**	330
Changes in modelling methodology	**(16)**	(149)
Change in fair value of share options [16]	**47**	–
Embedded value profits	**1 278**	336

1. The restatement of the Embedded Value at 31 December 2004 can be broken down into the following components:
   - Changes as a result of using the statutory valuation method rather than the published valuation basis previously used. This resulted in an increase of R11 million to the embedded value.
   - Changes as a result of the increase in the margin of the risk discount rate over the equity investment return. This resulted in a decrease of R368 million to the embedded value.
   - Allowance for the fair value of share options outstanding as at the valuation date. This resulted in a decrease of R191 million to the embedded value.

2. The amounts of R591 million and R326 million reflected as the adjustment of shareholders' funds from the published basis, represent the change in these assets as a result of moving from a published valuation basis to the statutory valuation method used to calculate the net value of the life business in force.

3. Future investment returns on the major asset classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

Investment return p.a.	30 June 2005	31 Dec 2004
Government stock	**8,25%**	8,25%
Equities	**10,25%**	10,25%
Property	**9,25%**	9,25%
Cash	**6,75%**	

4. The risk discount rate has been set equal to 0,5% in excess of the investment return on equity assets at 30 June 2005 and equal to the investment return on equity assets at 31 December 2004.	**10,75%**	10,25%
5. Maintenance expense inflation rate	**4,25%**	4,25%

6. The expected return on the value of life business is obtained by applying the discount rate for half a year to the value of life business in force at the beginning of the year and for a quarter of a year to the value of new business.

7. Taxation has been allowed for at rates and on bases applicable to Section 29A of the Income Tax Act. Full taxation relief on expenses to the extent permitted was assumed. Capital Gains Taxation has been taken into account in the embedded value. Allowance has been made for future Secondary Taxation on Companies. The taxation changes announced in the Budget on 23 February 2005 have also been taken into account.

8. Other bases, bonus rates and assumptions:

   In general, parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any compulsory or discretionary margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

9. Basis of calculation of the fair value adjustment:

   The fair value adjustment reflects the excess of the fair value over the value of the net assets of entities as included in the shareholders' funds.

   This adjustment consisted of the following:

	30 June 2005	31 Dec 2004
Liberty Group Properties (Proprietary) Limited	**230**	240
Liberty Ermitage Jersey Limited	**300**	290
STANLIB Limited	**545**	345
	1 075	875

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited a price earnings ratio multiplier was applied to the net after tax recurring earnings of the subsidiaries. The multipliers used were 10 and 10 (2004: 10 and 10) respectively.

In the case of STANLIB Limited a price earnings multiplier was applied to the net after taxation recurring earnings of STANLIB Limited. The multiplier used was maintained at 10x. The R545 million represents Liberty Life's share of the excess over the net asset value of STANLIB Limited and effectively values STANLIB Limited at R 2.2 billion in total.

10. The carrying value of business acquired by Liberty Life (analysed below) has been deducted from shareholders' funds in order to avoid double counting as this is included in the net value of life business in-force in the embedded value calculation.

	30 June 2005	31 Dec 2004
Investec Employee Benefits	**(102)**	(109)
Capital Alliance	**(920)**	–
Business previously acquired by CAHL	**(32)**	–
	(1 054)	(109)

The Australian insurance operations owned by Capital Alliance have been included at fair value within shareholders' funds which has been taken at cost, plus since acquisition retained earnings.

11. The amount of R149 million shown for other experience variations arises from actual individual life withdrawal experience being worse than expected as well as non-recurring expenses incurred. These non-recurring expenses amounted to R135 million for the first six months of 2005 and were largely due to restructuring and integration costs. These expenses are included in the analysis of embedded value profits but do not form part of the future projections.

12. The value of in force business has not been reduced by future shareholders' expenses in respect of CAHL. For the period 1 April 2005 to 30 June 2005 these amounted to R10 million of which R6 million were non-recurring.

13. The amount of R9 million shown for changes in economic assumptions arises mainly from a change in the mix of assets supporting policyholder funds.

14. The amount of R251 million shown for the changes in non-economic assumptions arises mainly from changes to the withdrawal bases, a reduction in fees on certain portfolios of business as well as changes to the assumed rate of take-up of automatic contribution increases in respect of risk only products.

15. The amount of R118 million shown for change in company tax rate arises from the change in the corporate tax rate from 30% to 29%.

16. The amount of R47 million in respect of the change in the fair value of share options arises from the change in the number of shares under option and the decrease in the market value of the Liberty Life share over the reporting period.

17. The assets backing the Capital Adequacy Requirement (CAR) are 60% equities, 20% preference shares and 20% gilts (previously 50% equities, 25% preference shares and 25% cash).

18. Shareholders' funds on the published basis is stated after the full impairment of goodwill amounting to R312 million arising on the acquisition of CAHL at 1 April 2005.

New business

Rm (unaudited)	Recurring premiums Six months ended 30 June 2005	2004	Single premiums Six months ended 30 June 2005	2004	Total premiums Six months ended 30 June 2005	2004	% change
Individual	**1 337**	1 265	**5 227**	4 096	**6 564**	5 361	22,4
Corporate	**310**	217	**870**	764	**1 180**	981	20,3
Total new business	**1 647**	1 482	**6 097**	4 860	**7 744**	6 342	22,1
% change	**11,1%**		**25,5%**		**22,1%**		
Indexed new business					**2 257**	1 968	14,7
Natural increases	**416**	392			**416**	392	6,1
Indexed new business excluding natural increases					**1 841**	1 576	16,8

Net cash flow from insurance operations

Rm (unaudited)	Individual business Six months ended 30 June 2005	2004	Corporate business Six months ended 30 June 2005	2004	Total Six months ended 30 June 2005	2004	% change
Net premiums and inflows from investment contracts	**9 612**	7 755	**2 642**	1 968	**12 254**	9 723	26,0
Net claims and benefits	**(6 784)**	(5 424)	**(2 801)**	(1 917)	**(9 585)**	(7 341)	30,6
Total net cash inflows	**2 828**	2 331	**(159)**	51	**2 669**	2 382	12,0

Rm	Group funds invested at 30 June 2005 (unaudited)	Group funds invested at 31 December 2004 Restated (audited)	Contribution to headline earnings for the six months ended 30 June 2005 (unaudited)	Contribution to headline earnings for the six months ended 30 June 2004 Restated (unaudited)	Group investment gains/(losses) for the six months ended 30 June 2005 (unaudited)	Group investment gains/(losses) for the six months ended 30 June 2004 Restated (unaudited)
Life insurance operations	**3 537**	1 125	**20**	23	**30**	1
Capital Alliance	**2 810**	–	**42**	–	**12**	–
Less included in life operating profit			**(41)**	–		
Liberty Active	**727**	1 125	**163**	79	**18**	1
Less included in life operating profit			**(144)**	(56)		
Financial services operations	**897**	1 223	**111**	68	**4**	(40)
Electric Liberty	**14**	423	**14**	1	**–**	–
Liberty Ermitage Jersey	**450**	375	**33**	21	**3**	(37)
Liberty Group Properties	**17**	4	**12**	13	**–**	–
STANLIB	**401**	405	**53**	31	**1**	(2)
Other	**15**	16	**(1)**	2	**–**	(1)
Listed investments	**1 208**	2 019	**25**	26	**66**	86
Edcon	**88**	91	**4**	2	**(4)**	6
GoldFields	**–**	113	**–**	1	**9**	(47)
Metoz (previously Metro Cash and Carry)	**–**	242	**–**	–	**28**	(9)
SABMiller	**522**	919	**–**	15	**57**	115
Other	**598**	654	**21**	8	**(24)**	21
Other investments	**3 086**	4 159	**59**	142	**88**	(57)
Cash, preference shares and unit trusts	**383**	1 412	**22**	59	**–**	1
Foreign assets	**–**	–	**–**	43	**–**	(94)
Convertible bonds	**–**	–	**–**	(51)	**–**	98
Fixed assets and working capital	**359**	641	**–**	–	**–**	–
Short-term cash balances	**25**	601	**19**	14	**–**	–
Share of pooled portfolios and unlisted investments	**2 319**	1 505	**18**	77	**88**	(62)
Management expenses	**–**	–	**(67)**	(51)	**–**	–
Normal taxation	**–**	–	**(3)**	(16)	**–**	–
Preference dividend in subsidiary	**–**	–	**(65)**	(41)	**–**	–
Capital gains tax	**–**	–	**(50)**	–	**–**	–
Secondary tax on companies	**–**	–	**(21)**	(31)	**–**	–
Investment gains included in headline earnings from 1 January 2005	**–**	–	**188**	–	**(188)**	–
	8 728	8 526	**197**	120	**–**	(10)

Related parties

There have been no significant changes to the related party disclosure as described in note 33 to the 31 December 2004 annual financial statements.

Contingent liabilities

Refer to the commentary regarding the Pension Fund Adjudicator rulings.

Commitments

Rm (unaudited)	**30 June 2005**	31 December 2004 Restated
Operating lease commitments	**162**	151
Within 1 year	**39**	46
1 to 5 years	**107**	78
6 to 10 years	**16**	27
Capital commitments		
Capital Alliance Holdings Limited acquisition	**-**	3 094
Tangible assets	**167**	203
Under contracts	**154**	178
Authorised by the directors but not contracted	**13**	25
Investment properties under contracts	**-**	290
Total commitments	**329**	3 738

Accounting policies and presentation

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as well as the South African Companies Act, 1973. This may differ from IFRS actually in effect at 31 December 2005 as a result of ongoing review and possible amendment by interpretive guidance from the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) and may therefore be subject to change.

The operating profit from insurance operations, embedded value capital adequacy requirement and value of new business reflect the Statutory Actuary's best estimate for interim reporting purposes as a full actuarial valuation is not performed at half year.

These are Liberty Life's first IFRS interim financial statements and the provisions of IFRS 1 *First-time Adoption of International Financial Reporting Standards*, have been applied. The interim financial statements do not include all of the information required for full annual financial statements.

Shareholders are referred to the annexure regarding details of the financial restatement impact and accounting policy changes as a consequence of the IFRS adoption.

Acquisition of Capital Alliance Holdings Limited (CAHL)

On 1 April 2005, Liberty acquired 100% of the issued share capital of CAHL (excluding existing holdings), at a purchase price consideration of R3 047 million, utilising excess shareholder funds.

CAHL is a proven integrator of life books that specialises in the reduction of back office and administration costs through the improvement of service levels and operational efficiencies.

The summarised assets and liabilities arising from the acquisition are as follows:

Rm	Total recognised values	Value of in force acquired	Net asset value
Investments	16 533	-	16 533
Intangible assets	1 067	945	122
Other assets	290	-	290
Insurance and other receivables	1 472	-	1 472
Cash and cash equivalents	1 445	-	1 445
Policyholders' liabilities	(16 591)	-	(16 591)
Minority interest	(361)	-	(361)
Insurance and other payables	(1 120)	-	(1 120)
Net identifiable assets and liabilities	2 735	945	1 790
Goodwill on acquisition	312		
Consideration paid	3 047		
Less cash acquired	(1 445)		
Net cash outflow	1 602		

The goodwill is attributed to cost of control.

In the three months ended 30 June 2005, CAHL contributed earnings of R54 million (including investment gains on shareholders' funds of R12 million) to the total earnings of R454 million.

Earnings, cash flows and other numbers incorporated for the 3 months ended 30 June 2005 represent estimates as this is not the traditional reporting period of CAHL.

CAHL has adopted IFRS with effect from 1 April 2005.The relevant IFRS adjustments relating to CAHL have been incorporated into the assets and liabilities at acquisition.

The accounting for the CAHL business combination is provisional, as in particular actuarial alignment with regard to assumptions and underlying fair values are still in progress. It is however not anticipated that subsequent significant adjustments will be required.

Audit opinion

The 30 June 2004 restatements are unaudited. The restatements of financial information for the opening 2004 and 2005 balance sheets and financial information for the year ended 31 December 2004 have been audited by the group's auditors, PricewaterhouseCoopers Inc. and their audit opinion is available for inspection at the group's registered office. Their report includes an emphasis of matter that the scope of their review did not include the presentation and disclosure aspects of IFRS and was limited to the recognition and measurement criteria of IFRS only. They further note that amendments to the interpretive guidance issued by the IASB, between the date of this announcement and the finalisation of the financial statements for the year ending 31 December 2005, may result in changes to the restatements published.

Liberty Holdings Limited
Unaudited Interim Results

for the six months ended 30 June 2005

LIBERTY
LIFE

Commentary on results

Liberty Holdings Limited (Liberty Holdings) is the holding company of Liberty Group Limited. Liberty Holdings has no other investments (apart from net cash of R48 million) and carries on no business other than that related to its investment in Liberty Group Limited. At 30 June 2005 Liberty Holdings held a 52,22% interest in Liberty Group Limited (31 December 2004: 50,17%).

Shareholders are consequently referred to the announcement published by Liberty Group Limited simultaneously with this announcement, for details of the operations (the results of which are consolidated into Liberty Holdings) and prospects of Liberty Group Limited.

During the first half of 2005 Liberty Holdings acquired 6 400 386 Liberty Group Limited shares at a total cost of R413 million in line with its publicly stated intention (on 8 November 2004) to utilise proceeds from the implementation on 8 November 2004 of Liberty Group Limited's Black Economic Empowerment Transaction, to rebuild its shareholding in Liberty Group Limited.

As a consequence of adopting International Financial Reporting Standards for the year ending 31 December 2005 the company's issued ordinary shares that are held by its subsidiary companies for the benefit of their policyholders, are now accounted for as treasury shares in the Group consolidated financial statements. Previously South African Generally Accepted Accounting Practice recognised the beneficial economic ownership thereby allowing these shareholdings to be accounted for as designated policyholder investments.

The number of shares held which are defined as treasury shares on this basis at 30 June 2005 is 2 412 280 representing 4,89% of the total issued ordinary shares of Liberty Holdings (49 369 553 shares) at 30 June 2005. Headline earnings per share of 917,9 cents were 94% higher than in 2004 using this basis. Had these shares not been classified as treasury shares , headline earnings per share would have amounted to 871,2 cents, 84% higher than in 2004.

Dividend

Notice is hereby given that the interim ordinary dividend No. 72 of 370 cents per share (June 2004 – 490 cents per share) has been declared in respect of the 6 months ended 30 June 2005. This dividend distributes the entire underlying Liberty Group Limited interim dividend to shareholders of Liberty Holdings. Liberty Holdings shareholders are referred to the change in dividend policy of Liberty Group Limited communicated at 31 December 2004, where the interim dividend of Liberty Group Limited would be set at 40% of the previous year's full dividend. The lower 2005 interim dividend of Liberty Holdings results from this change in dividend policy.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 2 September 2005
First trading day ex dividend on the JSE	Monday, 5 September 2005
Record date	Friday, 9 September 2005
Payment date	Monday, 12 September 2005

Share certificates may not be dematerialised or rematerialised between Monday, 5 September 2005 and Friday, 9 September 2005, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 12 September 2005.

Derek Cooper
Chairman

Myles Ruck
Chief Executive

10 August 2005

Liberty Holdings Limited
Incorporated in the Republic of South Africa
Registration number: 1968/002095/06
Alpha code: LBH
ISIN code: ZAE000004032

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
(Registration number: 2004/003647/07)
Ground Floor, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown, 2107
Telephone +27 11 370 5000

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Rm	30 June 2005 (unaudited)	31 December 2004 As restated under IFRS (audited)	31 December 2004 As previously reported under SA GAAP (audited)
ASSETS			
Investments	**128 016**	103 356	100 205
Intangible assets	**1 610**	378	366
Current assets	**12 627**	9 679	9 239
Other assets	**2 183**	344	344
Total assets	**144 436**	113 757	110 154
LIABILITIES			
Policyholders' liabilities	**124 177**	97 500	98 049
Insurance contracts	**89 897**	65 479	65 921
Investment contracts	**34 280**	32 021	32 128
Third party liabilities arising on consolidation of mutual funds	**4 585**	3 523	–
Current liabilities	**4 633**	2 229	2 268
Deferred taxation	**1 719**	1 185	636
Other liabilities	**230**	247	160
Total liabilities	**135 344**	104 684	101 113
Equity			
Ordinary shareholders' interests	**4 726**	4 823	4 807
Minority interests	**4 366**	4 250	4 234
Total equity	**9 092**	9 073	9 041
Total equity and liabilities	**144 436**	113 757	110 154

Summarised group income statement

Rm (unaudited)	**30 June 2005**	30 June 2004 As restated under IFRS	30 June 2004 As previously reported under SA GAAP
Net insurance premiums and service fees	**9 068**	6 115	6 115
Investment returns	**11 045**	2 043	1 723
Total revenue	**20 113**	8 158	7 838
Net insurance benefits and claims	**(6 350)**	(5 006)	(5 006)
Transfer and fair value adjustment to policyholder liabilities	**(8 517)**	(137)	(84)
Fair value adjustment on third party mutual fund liabilities	**(1 115)**	(332)	–
Commissions	**(1 159)**	(997)	(997)
Expenses	**(1 281)**	(972)	(971)
Results of operating activities	**1 691**	714	780
Preference dividend in subsidiaries	**(69)**	(41)	(41)
Taxation	**(802)**	(182)	(237)
Profit on dilution	**9**	–	–
Goodwill impairment/amortisation	**(312)**	–	(6)
Total earnings	**517**	491	496
Attributable to:			
Equity holders	**270**	264	267
Minority interest	**247**	227	229
	517	491	496
Reconciliation of total earnings attributable to equity holders			
Headline earnings	**430**	234	246
Insurance operations	**290**	165	180
Shareholders fund investments	**140**	69	66
Non-headline earnings	**(160)**	30	21
Total earnings	**270**	264	267
	Cents	Cents	Cents
Headline earnings per share			
Basic	**917,9**	474,3	499,2
Fully diluted	**917,5**	473,9	498,2
Total earnings per share			
Basic earnings	**576,4**	535,2	541,6
Fully diluted	**576,1**	534,7	540,7

Summarised statement of changes in group shareholders' funds

Rm	30 June 2005 (unaudited)	31 December 2004 (restated under IFRS) (audited)
Shareholders' funds at 1 January as restated under IFRS	**4 823**	4 753
IFRS adjustments as at 1 January 2005	**(233)**	–
Total earnings	**270**	998
Net unrealised investment losses movements on available-for-sale assets	**-**	(39)
Preference dividends	**(1)**	(2)
Ordinary dividends	**(213)**	(414)
Dividends applicable to treasury shares	**12**	–
Repayment of redeemable bonds	**-**	(43)
Subscription for shares	**3**	4
Black Economic Empowerment transaction	**21**	(639)
Unrealised profit on sale of subsidiary shares	**-**	208
Change in effective minority interest arising from shares issued in subsidiary	**2**	–
Reversal of fair value adjustment on Capital Alliance Holdings Limited's existing shares	**(10)**	–
Share based payments	**11**	8
Owner occupied properties net fair value adjustment	**9**	(11)
Foreign currency translation movement on subsidiaries	**32**	–
Shareholders' funds	**4 726**	4 823

Summarised group cash flow statement

Rm (unaudited)	30 June 2005	30 June 2004 As restated under IFRS	30 June 2004 As previously reported under SA GAAP
Cash flows from operating activities	**3 878**	2 476	2 476
Acquisition of Capital Alliance Holdings Limited	**(3 047)**	–	–
Cash flows from investing activities	**(883)**	(3 382)	(2 624)
Cash flows from financing activities	**3**	57	57
Net decrease in cash and cash equivalents	**(49)**	(849)	(91)
Cash and cash equivalents at beginning of period	**6 516**	5 545	346
Cash acquired on acquisition of Capital Alliance Holdings Limited	**1 445**	–	–
Foreign exchange movements on cash balances	**7**	(40)	(40)
Cash and cash equivalents at end of period	**7 919**	4 656	215

Related parties

There have been no significant changes to the related party disclosure as described in note 29 to the 31 December 2004 annual financial statements.

Contingent liabilities

Shareholders are referred to the Liberty Group Limited announcement for comments regarding the Pension Funds Adjudicator rulings.

Commitments

Rm (unaudited)	**30 June 2005**	31 December 2004 Restated
Operating lease commitments	**162**	151
Within 1 year	**39**	46
1 to 5 years	**107**	78
6 to 10 years	**16**	27
Capital commitments		
Capital Alliance Holdings Limited acquisition	**–**	3 094
Tangible assets	**167**	203
Under contracts	**154**	178
Authorised by the directors but not contracted	**13**	25
Investment properties under contracts	**–**	290
Total commitments	**329**	3 738

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as well as the South African Companies Act, 1973. This may differ from IFRS actually in effect at 31 December 2005 as a result of ongoing review and possible amendment by interpretive guidance from the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) and may therefore be subject to change.

The operating profit from insurance operations, embedded value, capital adequacy requirement and value of new business reflect the statutory actuary's best estimate for interim reporting purposes as a full actuarial valuation is not performed at half year.

These are Liberty Holding's first IFRS interim financial statements and the provisions of IFRS 1 *First-time adoption of International Financial Reporting Standards*, have been applied. The interim financial statements do not include all of the information required for full annual financial statements.

Shareholders are referred to the separate announcement regarding details of the financial restatement impact and accounting policy changes of the subsidiary, Liberty Group Limited (Liberty) as a consequence of the IFRS adoption.

The reconciliation below details the restatement on Liberty Holdings balance sheet and income statement for 31 December 2004:

Balance sheet at 31 December 2004

Rm (audited)	As previously reported under SA GAAP	IFRS adjustments ex Liberty	Minority portion	**Restated under IFRS**
Assets	110 625	3 132	–	**113 757**
Liabilities	(101 584)	(3 100)	–	**(104 684)**
Ordinary shareholders' interests	(4 807)	(32)	16	**(4 823)**
Minority interests	(4 234)	–	(16)	**(4 250)**

Income statement for the year ended 31 December 2004

Rm (audited)	As previously reported under SA GAAP	IFRS adjustments ex Liberty	Minority portion	**Restated under IFRS**
Net insurance premiums and service fees	12 767			**12 767**
Investment returns	17 391	1 184		**18 575**
Total revenue	30 158	1 184		**31 342**
Net insurance benefits and claims	(19 280)			**(19 280)**
Fair value adjustment on third party mutual fund liabilities		(1 144)		**(1 144)**
Commissions	(1 920)			**(1 920)**
Expenses	(2 083)	(15)		**(2 098)**
Transfer and fair value adjustment to policyholder liabilities	(4 056)	(106)		**(4 162)**
Results of operating activities	2 819	(81)		**2 738**
Preference dividend in subsidiary	(102)			**(102)**
Goodwill amortisation/impairment	(12)	12		**–**
Taxation	(900)	107		**(793)**
Minority interests	(828)		(17)	**(845)**
Total earnings	977	38	(17)	**998**

The IFRS adjustments resulted in an increase in total earnings by R21 million after minority interests to R998 million for the year ended 31 December 2004 (six months ended 30 June 2004 – decrease of R3 million after minority interests).

Treasury shares

Shares in Liberty Holdings held on behalf of policyholders in the Group's Life insurance subsidiaries were previously not classified as treasury shares due to the fact that the risks and rewards of these shares vest with policyholders. In terms of IAS 32 *Financial Instruments* the cost price of any Liberty Holdings shares held by policyholders within subsidiaries are now eliminated against equity and any changes in fair value are eliminated from the income statement. This introduces a mismatch between assets and liabilities as there is no consistency for accounting purposes between asset values on the balance sheet and actuarial policyholder liabilities.

Application of IAS 32 to these shares reduces equity and investments by R459 million in the opening 2005 balance sheet. As the effective interest held by Liberty Holdings at 1 January 2005 in Liberty was 50,1%, R230 million of the equity reduction is allocated to ordinary shareholders and the remainder against minority interests.

The statement on earnings per share, IAS 33, requires that the weighted number of shares should be calculated after deducting the total number of shares deemed to be treasury shares. The result of the above is that only the effective interest of Liberty Holdings in Liberty is eliminated against ordinary shareholders equity and the fair value adjustments in the income statement but that 100% of the weighted number of treasury shares are eliminated.

Acquisition of Capital Alliance Holdings Limited (CAHL)

On 1 April 2005, its subsidiary, Liberty Group Limited, acquired 100% of the issued share capital of CAHL (excluding existing holdings), at a purchase price consideration of R3 047 million, utilising excess shareholder funds.

CAHL is a proven integrator of life books that specialises in the reduction of back office and administration costs through the improvement of service levels and operational efficiencies.

The summarised assets and liabilities arising from the acquisition are as follows:

Rm	Total recognised values	Value of inforce acquired	Net asset value
Investments	16 533	-	16 533
Intangible assets	1 067	945	122
Other assets	290	-	290
Insurance and other receivables	1 472	-	1 472
Cash and cash equivalents	1 445	-	1 445
Policyholders' liabilities	(16 591)	-	(16 591)
Minority interest	(361)	-	(361)
Insurance and other payables	(1 120)	-	(1 120)
Net identifiable assets and liabilities	2 735	945	1 790
Goodwill on acquisition	312		
Consideration paid	3 047		
Less cash acquired	(1 445)		
Net cash outflow	1 602		

The goodwill is attributed to cost of control.

In the three months ended 30 June 2005, CAHL contributed earnings of R54 million (including investment gains on shareholders' funds of R12 million). Minority interests therein amount to R26 million.

Earnings, cash flows and other numbers incorporated for the 3 months ended 30 June 2005 represent estimates as this is not the traditional reporting period of CAHL.

CAHL has adopted IFRS with effect from 1 April 2005.The relevant IFRS adjustments relating to CAHL have been incorporated into assets and liabilities at acquisition.

The accounting for the CAHL business combination is provisional, as in particular actuarial alignment with regard to assumptions underlying fair values are still in progress. It is however not anticipated that subsequent significant adjustments will be required.

Audit opinion

The 30 June 2004 restatements are unaudited. The restatements of financial information for the opening 2004 and 2005 balance sheets and financial information for the year ended 31 December 2004 have been audited by the group's auditors, PricewaterhouseCoopers Inc. and their audit opinion is available for inspection at the group's registered office. Their report includes an emphasis of matter that the scope of their review did not include the presentation and disclosure aspects of IFRS and was limited to the recognition and measurement criteria of IFRS only. They further note that amendments to the interpretive guidance issued by the IASB, between the date of this announcement and the finalisation of the financial statements for the year ending 31 December 2005, may result in changes to the restatements published.

Liberty Group Limited

Annexure to interim publication at 30 June 2005

Adoption of International Financial Reporting Standards

for the year ending 31 December 2005

Introduction

Liberty Group Limited (Liberty Life) has adopted International Financial Reporting Standards (IFRS) with effect from years commencing 1 January 2005 in accordance with the revised JSE Limited Rules and Regulations for South African listed companies. The effective date of transition agreed to by the Board of Directors is 1 January 2004. Where required, comparative information will be re-stated from this date. There are certain voluntary exemptions, as discussed below, where the restatement of comparatives is not required, and in these cases the relevant standards have been implemented as at 1 January 2005.

IFRS comprise International Financial Reporting Standards, International Accounting Standards and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC). The standards referred to are set by the International Accounting Standards Board (IASB).

Voluntary exemptions

In line with the requirements of IFRS 1, *First-time Adoption of International Financial Reporting* Standards, Liberty Life has applied the group's accounting policies under IFRS retrospectively from the date of transition, with the exception of a number of permitted exemptions as detailed below:

Business combinations

The group has elected not to apply IFRS 3 *Business Combinations* retrospectively to past business combinations that occurred before the date of transition to IFRS. On 1 January 2004, any accumulated goodwill amortisation is offset against the cost of goodwill to derive a net carrying value, which will no longer be amortised but is subject to annual impairment testing.

Share-based payment transactions

The group has elected not to apply the provisions of IFRS 2 *Share-based Payments* to options granted before 7 November 2002 as well as those options granted after that date which had vested before 1 January 2005.

Comparatives

The group has taken advantage of the exemption that allows comparative information presented in the first year of adoption not to comply with IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance contracts*. The effective date of transition for these standards will be 1 January 2005.

Designation of previously recognised financial instruments

The group has elected to re-designate all assets previously measured as available-for-sale to fair value through profit and loss. This is a once-off election available on transition to IFRS. The implementation date of this exemption is 1 January 2005. The Board considered the fair value option more appropriate as it reflects the method in which these assets are managed and performance evaluated by the group's Capital Management Committee.

Restatement of prior period financial statements

The impact of the various adjustments to the 30 June 2004 and 31 December 2004 reported results and the 1 January 2005 reserves are summarised in the accompanying restatement reconciliations. These restatements and the accompanying notes explain how the transition from South African Generally Accepted Accounting Practice (SA GAAP) to IFRS has affected Liberty Life's financial position, financial performance and cash flows.

Cash Flow Statements

The various IFRS adjustments have not had any impact on the group's net cash flows as previously disclosed. As the adjustments are not material it is not considered necessary to provide restated cash flow statements for the periods to 31 December 2004 and 30 June 2004.

Balance sheet

31 December 2004

Audited	As previously reported under SA GAAP Rm	Share-based payments Rm	Owner-occupied properties Rm	Goodwill Rm	IFRS adjustments within joint venture Rm	Consolidation of mutual funds Rm	Deferred taxation on investment properties surpluses Rm	Restated under IFRS Rm
Note reference		*a*	*b*	*c*	*d*	*e*	*f*	
Assets								
Equipment	343							343
Owner-occupied properties	757							757
Investment properties	9 970							9 970
Intangible assets	272			12				284
Interests in joint ventures	388	2			18			408
Financial instruments	89 090					3 131		92 221
Prepayments, insurance and other receivables	3 121					40		3 161
Cash and cash equivalents	5 657					400		6 057
Total assets	**109 598**	**2**		**12**	**18**	**3 571**		**113 201**
Liabilities								
Policyholders' liabilities	98 049						(549)	97 500
Insurance contracts	65 921						(442)	65 479
Investment contracts	32 128						(107)	32 021
Third party liabilities arising on consolidation of mutual funds	–					3 523		3 523
Retirement benefit obligation	160							160
Deferred taxation	636						549	1 185
Provisions	87							87
Insurance and other payables	2 001					48		2 049
Current taxation	170							170
Total liabilities	101 103					3 571	–	104 674
Equity								
Ordinary shareholders' interests	8 494							8 526
Share capital and share premium	2 273							2 273
Retained surplus	6 096	(19)	(461)	12	18			5 646
Other reserves	125	21	461					607
Minority interests	1							1
Total equity	8 495	2	–	12	18			8 527
Total equity and liabilities	**109 598**	**2**	**–**	**12**	**18**	**3 571**	**–**	**113 201**

Audited	As previously reported under SA GAAP Rm	Share-based payments Rm	Owner-occupied properties Rm	Goodwill Rm	IFRS adjustments within joint venture Rm	Consolidation of mutual funds Rm	Deferred taxation on investment properties surpluses Rm	Restated under IFRS Rm
Note reference		*a*	*b*	*c*	*d*	*e*	*f*	
Revenue								
Insurance premium revenue	12 340							12 340
Reinsurance premiums	(225)							(225)
Net insurance premiums	**12 115**							**12 115**
Service fee income from investment contracts	652							652
Investment income	4 799					175		4 974
Investment gains	12 351		18		24	969		13 362
Management fees on assets under management	159							159
Total revenue	**30 076**		**18**		**24**	**1 144**		**31 262**
Claims and policyholder benefits under insurance contracts	(9 831)							(9 831)
Change in policyholder liabilities under insurance contracts	(9 625)						(85)	(9 710)
Insurance claims recovered from re-insurers	176							176
Net insurance benefits and claims	**(19 280)**						**(85)**	**(19 365)**
Fair value adjustment to policyholders' liabilities under investment contracts	(4 056)						(21)	(4 077)
Fair value adjustment on third party mutual fund liabilities						(1 144)		(1 144)
Acquisition costs associated with insurance and investment contracts	(1 920)							(1 920)
Management expenses	(2 036)	(14)						(2 050)
Expenses	**(8 012)**	**(14)**				**(1 144)**	**(21)**	**(9 191)**
Results of operating activities	**2 784**							**2 706**
Finance costs	(42)							(42)
Preference dividend in subsidiary	(102)							(102)
Goodwill amortisation/impairment	(12)			12				–
Equity accounted earnings from joint ventures	77				(2)			75
Profit before taxation	**2 705**							**2 637**
Taxation	(901)		1				106	(794)
Total earnings	**1 804**	(14)	19	12	22	–	–	**1 843**
Reconciliation of total earnings								
Headline earnings	1 252	(14)	19		(2)			1 255
Insurance operations	929		19					948
Shareholders' fund investments	323	(14)			(2)			307
Non-headline earnings	552			12	24			588
Total earnings	**1 804**	**(14)**	**19**	**12**	**22**	**–**	**–**	**1 843**
	Cents							**Cents**
Headline earnings per share								
Basic	**460,4**							**461,5**
Fully diluted	**450,9**							**455,2**
Total earnings per share								
Basic earnings	**663,4**							**677,7**
Fully diluted	**649,8**							**668,5**

Statement of changes in group shareholders' funds

for the year ended 31 December 2004 and adjustments at 1 January 2005

Audited	Note	Share capital and share premium Rm	Equity component of convertible bonds Rm	Available-for-sale reserves Rm	Other reserves Rm	Empowerment reserve Rm	Share-based payments reserve Rm	Retained surplus Rm	Minority interests Rm	Total Rm
Shareholders' funds at 31 December 2003		**2 190**	**79**	**1 423**	**10**	**–**		**5 080**	**1**	**8 783**
Restatement per IFRS as at 1 January 2004					480		5	(489)		**(4)**
Share-based payments	*a*						5	(5)		**–**
Owner-occupied properties	*b*				480			(480)		**–**
IFRS adjustments within joint venture	*d*							(4)		**(4)**
Restated balance as at 1 January 2004		**2 190**	**79**	**1 423**	**490**	**–**	**5**	**4 591**	**1**	**8 779**
Total restated earnings								1 843		**1 843**
Unrealised investment gains/(losses) on shareholders' assets recognised directly against equity (including foreign translation)				396	(42)					**354**
Unrealised investment (gains)/losses on shareholders' assets recycled from reserves on disposal				(267)	18					**(249)**
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity				(162)						**(162)**
Ordinary dividends								(766)		**(766)**
2003 final dividend No. 76 of 116 cents – LDR 26 March 2004								(319)		**(319)**
2004 interim dividend No. 77 of 162 cents – LDR 25 August 2004								(447)		**(447)**
Repayment of convertible bonds			(79)							**(79)**
Subscriptions for shares		83								**83**
Black economic empowerment transaction						(1 251)		(22)		**(1 273)**
Share-based payments	*a*						16			**16**
Owner-occupied properties	*b*				(19)					**(19)**
Shareholders' funds at 31 December 2004		**2 273**	**–**	**1 390**	**447**	**(1 251)**	**21**	**5 646**	**1**	**8 527**
Restatement per IFRS as at 1 January 2005				(1 390)				1 386		**(4)**
Re-designation of available-for-sale assets	*g*			(1 390)				1 390		**–**
Revenue recognition	*h*							41		**41**
Change in fair value due to classification of liabilities	*i*							(46)		**(46)**
Deferred taxation on above adjustments	*j*							1		**1**
Restated balance as at 1 January 2005		**2 273**	**–**	**–**	**447**	**(1 251)**	**21**	**7 032**	**1**	**8 523**

Summarised group balance sheet

at 30 June 2004

Unaudited	As previously reported under SA GAAP Rm	Share-based payments Rm	Goodwill Rm	IFRS adjustments within joint venture Rm	Consolidation of mutual funds Rm	Deferred taxation on investment properties surpluses Rm	Restated under IFRS Rm
Note reference		*a*	*c*	*d*	*e*	*f*	
Assets							
Investments	89 699	1		7	2 692		92 399
Intangible assets	249		6				255
Current assets	7 883				263		8 146
Other assets	366						366
Total assets	**98 197**	**1**	**6**	**7**	**2 955**		**101 166**
Liabilities							
Policyholders' liabilities	85 197						84 595
Insurance contracts	55 420					(485)	54 935
Investment contracts	29 777					(177)	29 660
Third party liabilities arising on consolidation of mutual funds	–				2 767		2 767
Convertible bonds	1 408						1 408
Current liabilities	2 201				188	602	2 991
Other liabilities	468						468
Total liabilities	89 274				2 955	–	92 229
Equity							
Ordinary shareholders' interests	8 922	1	6	7			8 936
Minority interests	1						1
Total equity	8 923	1	6	7			8 937
Total equity and liabilities	**98 197**	**1**	**6**	**7**	**2 955**	**–**	**101 166**

Summarised group income statement

for the six months ended 30 June 2004

Unaudited	As previously reported under SA GAAP Rm	Share-based payments Rm	Owner-occupied properties Rm	Goodwill Rm	IFRS adjustments within joint venture Rm	Consolidation of mutual funds Rm	Deferred taxation on investment properties surpluses Rm	Restated under IFRS Rm
Note reference		*a*	*b*	*c*	*d*	*e*	*f*	
Net insurance premiums and service fees	6 115							6 115
Investment returns	1 722		(23)		12	332		2 043
Total revenue	**7 837**							**8 158**
Net insurance benefits and claims	(5 006)							(5 006)
Transfer and fair value adjustment to policyholder liabilities	(84)						(53)	(137)
Fair value adjustment on third party mutual fund liabilities						(332)		(332)
Expenses	(1 964)	(4)			(1)			(1 969)
Results of operating activities	**783**					**–**		**714**
Preference dividend in subsidiary	(41)							(41)
Goodwill amortisation/impairment	(6)			6				–
Taxation	(237)		1				53	(183)
Total earnings	**499**	**(4)**	**(22)**	**6**	**11**	**–**	**–**	**490**
Reconciliation of total earnings								
Headline earnings	460	(4)	(22)		(1)			433
Insurance operations	335		(22)					313
Shareholders' fund investments	125	(4)			(1)			120
Non-headline earnings	39			6	12			57
Total earnings	**499**	**(4)**	**(22)**	**6**	**11**	**–**	**–**	**490**
	Cents							**Cents**
Headline earnings per share								
Basic	**167,2**							**157,3**
Fully diluted	**166,3**							**156,8**
Total earnings per share								
Basic earnings	**181,3**							**178,0**
Fully diluted	**179,2**							**177,5**

Notes on adjustments as a consequence of IFRS implementation

(a) *Share-based payments*

Staff options

Under SA GAAP, Liberty Life did not recognise any expense for share options granted to employees. Under IFRS 2 *Share-based Payments*, options to acquire the entity's equity instruments that were granted post 7 November 2002 and which remain unvested at 1 January 2005 are measured at fair value at grant date. The expense is recognised over the vesting period, adjusted to reflect actual levels of vesting.

The cumulative impact of Liberty Life's equity-settled schemes on opening retained surplus at 1 January 2004 is a decrease of R5 million. The corresponding credit is to a share-based payments reserve. The effect on profit for the 2004 year is a decrease of R10 million (30 June 2004: R4 million).

Share-based payments: Black Economic Empowerment transaction

Under the IFRIC Draft Interpretation D16, accounting for Black Economic Empowerment transactions fall into the scope of IFRS 2. The Board has chosen to early adopt the current draft interpretation and has accounted for the relevant impacts arising from the BEE transaction entered into on 8 November 2004. An amount of R4 million was charged to the income statement for the second six months ended 31 December 2004.

There are no taxation implications in the above adjustments and the total share-based payments reserve for the group at 31 December 2004 is R21 million including a R2 million recovery from a joint venture.

(b) *Owner-occupied properties*

Any revaluation surpluses on owner-occupied properties are credited directly to equity under the heading of revaluation surplus, as required by IAS 16 *Property, Plant and Equipment*. Liberty Life previously recognised such surpluses directly in the income statement as they were deemed to be income attributable to policyholder contracts. The balance of prior revaluations included in retained surplus as at 1 January 2004 was R482 million, with the associated capital gains taxation of R2 million. A net amount of R480 million therefore has been transferred from retained surplus to the revaluation surplus reserve on transition to IFRS.

The net revaluation deficit for the year ended 31 December 2004 of R18 million (30 June 2004: revaluation surplus of R23 million) was transferred from the income statement and debited to the revaluation surplus reserve. The associated capital gains taxation charge was R1 million (30 June 2004: R1 million). The net balance in revaluation reserves as at 31 December 2004 is R461 million; comprising revaluations of R464 million, and deferred capital gains taxation of R3 million.

(c) *Goodwill*

Under SA GAAP, goodwill was recognised at cost and amortised on a straight-line basis over the period considered appropriate to recover the cost from earnings of the entity acquired. Under IFRS 3 *Business Combinations*, amortisation of goodwill is no longer permitted, however it is subject to annual impairment testing. The full amortisation charge of R12 million (30 June 2004: R6 million), previously recorded in 2004, has been reversed. There is no change to the opening balance as at 1 January 2004, as an impairment test, at that date, concluded that the surplus recoverable amount over net asset value was higher than the goodwill carrying value.

(d) *IFRS adjustments within joint ventures*

Joint Venture: Stanlib Limited (Stanlib) IFRS adjustments comprise an IFRS 2 *Share-based Payments* expense, the recognition of lease rental expenses on the straight-line method in accordance with IAS 17 Leases and the reversal of goodwill amortisation.

The net effect for Liberty Life is a negative opening retained surplus adjustment of R4 million at 1 January 2004 and an increase in earnings of R22 million for the year ended 31 December 2004 (30 June 2004: R11 million).

This resulted in a net increase in Liberty Life's investment in Stanlib of R18 million at 31 December 2004 (30 June 2004: R7 million).

(e) *Consolidation of mutual funds*

IFRS requires the consolidation of certain mutual funds where Liberty Life is considered to have control of such funds through the size of its investment, voting control and related management contracts. The consolidation of mutual funds has no effect on net equity.

The consolidation of such funds is still subject to international industry debate and resolution.

(f) *Deferred taxation applicable to fair value adjustments on investment properties*

IAS 12 *Income Taxes* defines the difference between the carrying amount of a revalued depreciable asset and its tax base as a temporary difference and therefore gives rise to a deferred taxation liability or asset. On certain long term investment properties the carrying amount is considered to be recovered through use (future net rental income). Accordingly, deferred taxation is provided at the use taxation rate (income tax rate). Liberty Life already provides for deferred taxation on these fair value adjustments at the applicable capital taxation rate (CGT). The Board believes that the additional deferred taxation liability now created does not reflect economic reality as the fair (open market) value has already discounted the average taxation consequences in respect of rental income. While the amounts required by the accounting standards have been recognised, we will continue to engage the IASB to revise IAS 12 to result in the recognition of deferred taxation assets and liabilities that are more reflective of economic reality.

For accounting purposes the resulting additional deferred taxation charge has been debited to policyholders' liabilities, as has been the case in the past – albeit at different (CGT) rates.

This has resulted in a restatement decreasing policyholders' liabilities by R655 million with a corresponding increase in the deferred taxation liability at 1 January 2004. The net movement at 31 December 2004 is a decrease of R106 million (30 June 2004: R53 million) to R549 million (30 June 2004: R602 million).

(g) *Designation of previously recognised financial instruments*

As at 1 January 2005, the group has re-classified certain shareholder-designated financial instruments from available-for-sale measurement to fair value through profit and loss. This resulted in a re-classification of R1 390 million from an available-for-sale reserve to retained surplus at 1 January 2005. There is no impact on total equity. In the future, all unrealised fair value adjustments on these assets will be included directly in the income statement.

If Liberty Life had chosen to re-state comparatives, the opening adjustment to retained surplus as at 1 January 2004 would have been a transfer from the available-for-sale reserve of R1 423 million. A net deficit of R33 million relating to unrealised gains/losses on shareholder's assets in 2004, recognised initially directly in equity, would have been recognised in the income statement.

(h) *Revenue recognition*

Under IAS 18 *Revenue Recognition*, costs that are directly attributable to securing an investment management service contract are deferred as an asset and expensed over the life of the service contract. Similarly, a deferred revenue liability is raised for direct front-end fees that are charged for securing an investment management service contract. Such fees are recognised as the related service is provided (i.e. over the expected life of the contract).

The adjustment to opening retained surplus as at 1 January 2005 was a net amount of R29 million. This comprised a deferred acquisition cost asset of R99 million, a deferred revenue liability of R58 million and a deferred taxation liability of R12 million.

(i) *Change in fair value due to change in classification of liabilities*

Negative rand reserves that were previously allowed under Financial Soundness Valuation (FSV) techniques in terms of SA GAAP have been reversed in respect of investment contracts that are now measured under IAS 39. The net effect of the change in valuation is R33 million being an increase in the investment contract liability of R46 million less a corresponding deferred taxation adjustment of R13 million.

(j) *Deferred taxation*

Deferred taxation resulting from the adjustments explained under (h) and (i) above is R1 million.

(k) *Classification of contracts*

The group has re-examined the classification of all their contracts between investment and insurance, under IFRS 4 definition criteria. This resulted in a net re-classification from investment policyholder liabilities to insurance policyholder liabilities of R3 103 million at 1 January 2005.

The measurement of these contract liabilities has not been affected, as they were previously valued on a fair value basis consistent with IAS 39 and South African FSV methodology.

(l) *Operating leases*

The recent Circular 7/2005 issued by the South African Institute of Chartered Accountants' (SAICA) Accounting Practices Committee, has confirmed that lease income from operating leases that contain fixed escalation clauses, shall be recognised in income on a straight-line basis over the lease term (with reference to IAS 17 *Leases*).

The impact of accounting on the basis of straight-line compared to the basis currently employed will require some time to determine accurately. We anticipate the exercise to be time consuming as we have a number of leases to review. Any adjustment will in all probability, under the provisions of IAS 40 *Investment Properties*, be netted off the respective investment properties fair value adjustments.

Further analysis and cognizance of any other interpretations from SAICA will take place in order to process any required adjustments in compliance with IAS17 for the full year results ending 31 December 2005.

Application of other standards

There are no other significant adjustments that have been identified that require adjustments to prior year financial results or 1 January 2005 reserves. It is however anticipated that significant additional disclosures will be required in the group's annual financial statements for the year ended 31 December 2005.

Summarised changes to accounting policies

We have summarised below the accounting policies that either have significantly changed or where a new policy has been adopted in accordance with IFRS.

Statement of compliance

The financial statements (both for IFRS restatement and interim reporting purposes) have been prepared in accordance with International Financial Reporting Standards (IFRS). This may differ from IFRS actually in effect at 31 December 2005 as a result of ongoing review and possible amendment by interpretive guidance from the IASB and IFRIC and may therefore be subject to change. As this is the group's first reporting period under IFRS, IFRS1 *First-time Adoption of International Financial Reporting Standards* has been applied.

Basis of preparation

The financial statements are presented in South African Rand, which is the functional and presentation currency of the company.

Basis of consolidation

Mutual funds

With the exception of seed capital held within two years of a fund inception, mutual funds, in which the group has greater than 50% economic interest, have been consolidated. The consolidation principles as contained in the existing basis of the consolidation accounting policy have been applied.

Owner-occupied properties

The fair value movement on owner-occupied properties is taken directly to equity as a revaluation reserve.

Investments

Financial assets classified as available-for sale/fair value through profit and loss

The group has elected to apply the option in IFRS 1 to re-designate assets previously held as available-for-sale to fair value through profit and loss.

Insurance and investment contracts

Classification of insurance and investment contracts

The group issues contracts that transfer insurance risk or financial risk or, in some cases, both. Insurance contracts are those contracts that transfer significant insurance risk, which can be defined as the possibility of having to pay benefits on the occurrence of an insured event that are significantly more than the benefits payable if the insured event did not occur.

All insurance contracts are valued in terms of the Financial Soundness Valuation basis contained in PGN 104 issued by the Actuarial Society of South Africa.

All contracts that do not fall within the definition of an insurance contract, have been classified as investment contracts and measured at fair value under IAS 39, with the exception of investment contracts with discretionary participation features which continued to be valued per PGN 104.

Embedded derivatives in insurance and investment contracts

The group does not separately measure embedded derivatives relating to insurance contracts. However, all other embedded derivatives, specifically relating to investment contracts, are separated and carried at fair value through the income statement.

Deferred acquisition costs (DAC) on investment contracts

Commissions paid and other acquisition costs are incurred when new investment contracts are entered into or existing contracts renewed. These costs, if specifically attributable to an investment contract with an investment management service element, are deferred and amortised over the expected life of the contracts. A DAC asset is recognised for all applicable contracts with the amortisation being calculated on a portfolio basis.

DAC has been recognised for all applicable policies on transition to IFRS as at 1 January 2005.

An impairment test is conducted annually on the DAC balance to ensure that the amount will be recovered from future revenue from the applicable remaining investment contracts.

Deferred revenue liability (DRL) on investment contracts

A deferred revenue liability is recognised when fees, which are directly attributable to a contract, are charged for securing an investment management service contract. The liability is then recognised as revenue when the services are provided, over the expected duration of the contract.

A DRL has been recognised for all applicable policies on transition to IFRS as at 1 January 2005.

Goodwill

Goodwill represents the excess of the purchase price consideration of an acquisition over the fair value attributable to the net identifiable assets, liabilities and contingent liabilities at the date of acquisition.

With effect from 1 January 2004 goodwill is capitalised at opening net carrying value for business combinations prior to that date or cost in respect of subsequent acquisitions. Goodwill is allocated to cash-generating units for the purposes of impairment testing. Goodwill is tested annually for impairment and carried at capitalised value less accumulated impairment losses. Any impairment calculated is expensed to the income statement. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Share-based payment transactions

Equity compensation plans

Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Group Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the share option incentive schemes have to be paid for by the employees at the subscription prices as determined in the option contracts. Shares under option, which have not yet been delivered to participants, carry no shareholder rights.

The fair value of share options granted after 7 November 2002 and unvested at 1 January 2005 is measured at grant date and expensed over the period during which the employees will become entitled to the options granted (vesting period). The fair value of the options are measured using an appropriate model which takes into account the terms and conditions of the share options scheme as well as the historical share price movement. The expense recognised is adjusted to ultimately reflect the actual number of share options vested after which no further adjustments are made. The expense is credited to a share-based payments reserve.

New equity compensation plan implemented during 2005

The new scheme implemented during 2005 confers rights to employees to acquire Liberty Life shares equivalent to the value of the right at date of exercise. The fair value of the rights are measured using an appropriate model which takes into account the terms and conditions of the scheme, as well as the historical share price movement. The fair value is expensed over the vesting period as with the equity compensation plans.

Black Economic Empowerment (BEE) transaction

The group concluded its BEE transaction on 8 November 2004. The issue of equity-linked instruments to the Black Managers' Trust had not vested with the participants at 31 December 2004. They have been accounted for as an equity-settled share-based payment transaction and the optionality, inherent in the transaction, has been valued at fair value at the date of the transaction. The fair value is recognised as an expense in the income statement over the vesting period, with a corresponding increase in the share-based payments reserve within equity. The fair value of the options are measured using an appropriate model which takes into account the terms and conditions of the BEE transaction.

Audit opinion

The 30 June 2004 restatements are unaudited. The restatements of financial information for the opening 2004 and 2005 balance sheets and financial information for the year ended 31 December 2004 have been audited by the group's auditors, PricewaterhouseCoopers Inc. and their audit opinion is available for inspection at the group's registered office. Their report includes an emphasis of matter that the scope of their review did not include the presentation and disclosure aspects of IFRS and was limited to the recognition and measurement criteria of IFRS only. They further note that amendments to the interpretive guidance issued by the IASB, between the date of this announcement and the finalisation of the financial statements for the year ending 31 December 2005, may result in changes to the restatements published.

Contact details

Chief Financial Officer

Deon de Klerk
Tel: (011) 408 2572
deon.deklerk@liberty.co.za

Investor Relations

Stewart Rider
Tel: (011) 408 3260
stewart.rider@liberty.co.za

Statutory Actuary

Andrew Lonmon-Davis
Tel: (011) 408 3415
andrew.lonmondavis@liberty.co.za

Company Secretary

Dumisani Mtshali
Tel: (011) 408 4275
dumisani.mtshali@liberty.co.za

Customer Call Centre

Tel: 0860 456 789

Head Office and Registered Address

Liberty Centre, 1 Ameshoff Street, Braamfontein,
Johannesburg, 2001
Postal Address: PO Box 10499, Johannesburg, 2000
Tel: (011) 408 3911

Transfer Secretaries

Computershare Investor Services 2004 (Pty) Limited
(Reg. No. 2004/003647/07)
70 Marshall Street, Johannesburg, 2001
Tel: (011) 370 5000

Auditors

PricewaterhouseCoopers Inc.,
2 Eglin Road, Sunninghill, 2157
Postal Address: Private Bag X36,
Sunninghill, 2157
Tel: (011) 797 4000

Website www.liberty.co.za





motiv